January 31, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Endocyte, Inc.
Common Stock
Registration Statement on Form S-1 (File No. 333-168904)
Ladies and Gentlemen:
     As underwriters of the proposed public offering by Endocyte, Inc. (the “Company”) of up to 6,152,500 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:30 p.m. Eastern Standard Time on February 2, 2011, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 12, 2011, through the date hereof:
     Preliminary Prospectus dated January 12, 2011:
     1768 copies to prospective Underwriters, institutional investors, dealers and others
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.
[Signature Page Follows]

Very truly yours, RBC CAPITAL MARKETS, LLC LEERINK SWANN LLC Acting severally on behalf of themselves and the several underwriters
By:	RBC Capital Markets, LLC

By:	/s/ Andrew Singer
	Name:	Andrew Singer
	Title:	Managing Director

By:	Leerink Swann LLC

By:	/s/ Daniel Dubin
	Name:	Daniel Dubin
	Title:	Vice Chairman